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                                                     SEC FILE NUMBER 001-15281
                                                     --------------------------
                                                     CUSIP NUMBER 76028H100
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING




(Check one): |_| Form 10-K  |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

             For Period Ended:          June 30, 2009
                                        -------------

             |_| Transition Report on Form 10-K

             |_| Transition Report on Form 20-F

             |_| Transition Report on Form 11-K

             |_| Transition Report on Form 10-Q

             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:

                                        --------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

REPROS THERAPEUTICS INC.
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Full Name of Registrant


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Former Name if Applicable

2408 Timberloch Place, Suite B-7
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Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77380
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of the Registrant has been preoccupied since the end of the reporting period with the issues surrounding the elevated liver enzymes discovered in connection with the Registrant's clinical trials of its Proellex compound, which led to the recently announced clinical hold by the Food and Drug Administration of such clinical trials. In addition, management has been pursuing various financing alternatives, given the Registrant's cash position, in an effort to raise additional funds, which to date have been unsuccessful. As a result, the Registrant is not able to timely file its Form 10-Q without unreasonable effort or expense.

Additionally, as a result of the foregoing, there is substantial doubt about our ability to continue as a going concern. If the Company is unable to gain access to sufficient funds to support its ongoing operations, it will be required to immediately seek reorganization or restructuring under the bankruptcy laws and/or cease operations, which would have a material adverse effect on the market price of our common stock, our business, financial condition and results of operations.

All of these events have placed undue burdens on the ability of the Registrant's management team to complete the processes necessary to file the Form 10-Q by its required due date, and, therefore, the Registrant is seeking the extension provided by this Form 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph S. Podolski           (281)                  719-3400
     ------------------------------------------------------------------
          (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the recent Proellex clinical hold, the Registrant is assessing the financial impact on the second quarter's operating results of the following: the potential impairment of capitalized patent costs of $2,009,000 and write-off of prepaid Proellex manufacturing costs of $1.5 million. In addition, the Company is evaluating certain commitments, which mainly consist of a Proellex manufacturing agreement that may require an additional accrual of up to $1.5 million for purchase commitments.



                            REPROS THERAPEUTICS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 11, 2009                   By: /s/ Joseph S. Podolski.
       ---------------                       -----------------------------------
                                             Joseph S. Podolski
                                             Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
-------------------------------                    -----------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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